FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2006

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant's name into English)

Gran Vía, 28

28013 Madrid, Spain

3491-459-3050

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Fifth Investor Conference Extracting the value of a new integrated management Julio Linares Managing Director for Cordination, Business Development and Synergies	42

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	May 26th , 2006	By:	/s/ Ramiro Sánchez de Lerín García- Ovies
			Name:	Ramiro Sánchez de Lerín García- Ovies
			Title:	General Secretary and Secretary to the Board of Directors



FIFTH **INVESTOR** CONFERENCE

Valencia. May 25 th - 26 th. Ciudad de las Artes y las Ciencias

Telefónica

Telefónica: Extracting the value of a new integrated management

Julio Linares
Managing Director for Coordination, Business Development and Synergies

FIFTH **INVESTOR**
CONFERENCE
Valencia. May 25 th - 26 th.
Ciudad de las Artes y las Ciencias

THE BEST COMBINATION OF GROWTH AND RETURNS

Telefónica

Valencia - May 26th, 2006

FIFTH INVESTOR CONFERENCE

Disclaimer

This presentation contains statements that constitute forward looking statements in its general meaning and within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this document and include statements regarding the intent, belief or current expectations of the customer base, estimates regarding future growth in the different business lines and the global business, market share, financial results and other aspects of the activity and situation relating to the Company. The forward-looking statements in this document can be identified, in some instances, by the use of words such as "expects", "anticipates", "intends", "believes", and similar language or the negative thereof or by forward-looking nature of discussions of strategy, plans or intentions.

Although Telefónica believes that these statements are based on reasonable assumptions, such forward-looking statements, by their nature, are not guarantees of future performance and involve risks and uncertainties and actual results may differ materially from those in the forward looking statements as a result of various factors, most of which are difficult to predict and are generally beyond Telefónica's control.

Analysts and investors are cautioned not to place undue reliance on those forward looking statements which speak only as of the date of this presentation. Telefónica undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Telefónica´s business or acquisition strategy or to reflect the occurrence of unanticipated events. Analysts and investors are encouraged to consult the Company's Annual Report as well as periodic filings filed with the relevant Securities Markets Regulators, and in particular with the Spanish Market Regulator.

The financial information contained in this document has been prepared under International Financial Reporting Standards (IFRS). Telefónica may present financial information herein that is not prepared in accordance with IFRS. This non-GAAP financial information should be considered in addition to, but not as a substitute for, financial information prepared in accordance with IFRS. Telefónica has included such non-GAAP financial information because Telefónica's management uses such financial information as part of its internal reporting and planning process and to evaluate Telefónica's performance. Accordingly, Telefónica believes that investors may find such information useful. However, such non-GAAP financial information is not prepared in accordance with IFRS or any other generally accepted accounting principles, and such non-GAAP financial information, as defined and calculated by us, may be different from similarly-titled financial information used by other companies. Investors are cautioned not to place undue reliance on such non-GAAP financial information.

The new Telefónica has great growth opportunities and benefits from its scale and diversity

Growth opportunities

- Telefónica has unique growth opportunities well ahead of peers
  - Position in Latam
  - Momentum in Europe
  - Distinctive leadership in Spain

New integrated management

Scale and diversity

- Scale
  - >180 million accesses
  - 19 countries
- Diversity*
  - Businesses
    - 44% Fixed
    - 56% Mobile
  - Geographies
    - 43% Spain
    - 24% Europe
    - 33% Latam

Business guidelines**

- TEM: 8-12%
- O2: 7-11%
- TdE: 3-6%
- T-Latam: 6-9%

* Based on revenues pro forma 2005
** OIBDA growth (CAGR 2006-09)

Content

Our new integrated management is...

01 ... driven by a shared customer value proposition

02 ... being developed based on a dual approach

03 ... allowing us to capture the maximum value from our scale and diversity

Our new integrated management is driven by a shared value proposition: to serve the full set of customer needs

Integrated communication, information and entertainment ***solutions***

Individuals	***Households***	***Businesses***

Highly attractive ***brand***

Distinctive wireless, wireline and convergent services and contents ***portfolio***
(voice, data, broadband, TV, VAS, outsourcing and operating facilities)

Enhanced customer experience driven by motivated ***people***

Efficient BB all-IP and IT ***infrastructures***

FIFTH INVESTOR CONFERENCE

We are pursuing our shared value proposition in every market independently of the organizational model ...

		Current situation	Market approach
Collaboration among market leaders	*Spain* *Brazil* *Argentina* *Chile* *Peru* *Colombia*	▪ Leading position in both fixed and mobile ▪ Opportunities for higher cooperation or market growth	**Develop cross-selling and resource sharing programs (network, IT, purchasing)**
Fully integrated telco	*Czech Republic*	▪ Intense fixed to mobile substitution ▪ Convergence in broadband market	**Pursue fixed-mobile integration to reinforce commercial approach and efficiency**
Emerging markets mobile-based operations	*Mexico* *Venezuela* *Morocco* *Rest of only mobile countries*	▪ #1 or #2 competitive position in the market ▪ Growth opportunity by increasing penetration and usage	**Continue growth in customer base and selective expansion into broadband services (e.g., WiMax)**
European mobile-based operations	*UK* *Germany* *Ireland*	▪ Strong position in the market ▪ Large potential growth in market share and broadband	**Integrate broadband offer on top of existing mobile (e.g., mobile + ADSL)**

Telefónica

... with a pragmatic and flexible approach that will gradually evolve

The **evolution** of our model will be **driven** by:

- **Client interest in convergence:** Customer demand and response for segmented bundles or integrated fixed-mobile offers
- **New value creation opportunities**: new businesses or products & services that could be captured through a stronger businesses cooperation or integration
- **Market development:** competitive movements or regulatory changes that may require a new market approach

Best approach to:

- **Strengthening competitiveness**
- **Delivering benefits from convergent options**
- **Capturing growth and opportunities**

Content

Our new integrated management is...

01 ... driven by a shared customer value proposition

02 ... being developed based on a dual approach

03 ... allowing us to capture the maximum value from our scale and diversity

Our new integrated management is being developed based on a dual approach


TdE
T-Latam
Telefónica Móviles
O_2
Integrated relationships among businesses
Horizontal actions guiding our evolution to extract maximum value from our scale and diversity
Focus on delivering growth and performance

Specific horizontal actions focused on our strategic priorities are guiding our common evolution

	Specific horizontal actions
Customers	▪ Multi business customer insight ▪ Integrated channel management ▪ Refreshed and segmented brand strategy
Innovation	▪ Convergent services ▪ Personal TV services ▪ New Internet-based business models ▪ Shared broadband all-IP network
Efficiency	▪ Opex and Capex improvements from NGN ▪ IT consolidation and standardization ▪ Evolved procurement model
People	▪ Compensation based on share performance ▪ Talent retention ▪ New working culture

Multi business customer insight allows us to identify new growth opportunities

Customers

In addition to the segmentations used in each business, an integrated and deeper customer insight is allowing us to develop multi-business-based opportunities

Example of identification of opportunities
Spanish residential market segmentation based on current P&S



3%
15%
20%
24%
18%
8%
12%
None
Only Fixed
Only Mobile
F+M
F+M + Inter.
F+M + TV
F+M+ Inter. +TV

- **Focused commercial actions**
  - **Up selling within fixed and mobile businesses (e.g. 2P/3P)**
  - **Cross selling between them (e.g. FM bundles in Telefónica stores)**
  - **Delivering our integrated solutions**

50% of revenues by 2009 will come from bundles and integrated solutions

To capture these opportunities, we are evolving towards a more integrated channel management …

Customers

Customer reach evolution + **Channel mix evolution**

	Customer reach evolution	Present	Weight in the future mix
Sales force	Sales forces collaboration for SMEs and Corporate clients	~10,500 sales representatives	↑
Call centers	Cross-selling and customer care interoperability between fixed and mobile call centers	~ 30,000 call center positions	↓
Own stores/ exclusive distribution	Complete fixed and mobile portfolio available in own stores and in exclusive and non-exclusive dealers and retailers	~65,000 POS both exclusive and non exclusive	↑
Non-exclusive distribution			→
Online	One single access point to fixed and mobile online stores	~ 3% of sales	↑

- **Higher collaboration among channels**
- **Transfer of best practices**
- **100% of Telefónica products available at almost every point of contact**

Increase activity in sales reps, exclusive POS and on-line channel

... reinforced with a refreshed and segmented brand strategy

Customers

Telefónica brand awareness

1st	1st	1st	1st	1st	2nd	2nd	2nd	2nd	3rd	2nd

Brand strategy

Leverage awareness and image of our master brand at every opportunity

In Spain and Latam...

- **Reinforce Movistar** as the reference brand for individuals
- **Consolidate current** commercial **brands** for households into **one single brand**
- **Maintain Telefónica** as the prestigious, innovative and excellent quality brand for businesses

In **European operations**...

- **Maintain and capitalize on O2's** cut through with customers while building on the institutional **strength of Telefónica**

To sustain our commercial leadership, we are innovating in our P&S portfolio

Main innovation initiatives

Convergent services

- Fixed and mobile convergence
  - Voice VPNs, home zone and single handsets
  - Wireline and wireless Internet access anywhere
- Telecom and IT convergence
  - Integrated IP-based services
  - Network-based solutions

Personal TV services

- Flexible content selection
- TV experience: DVR, past TV, shift TV, picture in picture,...
- Interactive services: Messaging, videoconference
- Mobile TV

New Internet-based business models

- Advertisement-based model: Portal and TV services through PC and mobile
- User payment model: Legal P2P, advanced VAS (blogs, etc.)

+

Top-notch content

- Aggregation and distribution for portals, TV and mobiles
- Preferred revenue-sharing model
- Agreements with multiple vendors:
  - VoD: Warner, Paramount, Sogecable
  - TV channels: Disney Channel, Fox, HBO, Paramount Comedy, Sogecable
  - PPV: Spanish football league
  - Football World Cup rights for mobile and Internet
  - Music download for mobile and Internet (Pix Box platform): Universal Music, Sony BMG

To support new P&S, we are evolving towards a shared broadband all-IP network

Innovation


NGN
Services and applications
Control
Transport
Access
Services
Mobile Soft Switch
IMS
Fixed Soft Switch
IP / MPLS
Mobile access
Broadband
Narrowband
GSM/2G
GSM/3G
Dual handsets
TV
PC
STB
ATA
IP Phone
RDSI
POTS

- **NGN = IP network + NGA**
  - **IP network** provides a great opportunity for convergence, developing new services and efficiency improvements
  - **Next generation access** is a "must" to support new customer demands with competitive and differentiated services

To support new P&S, we are evolving towards a shared broadband all-IP network

Innovation


NGN
Services and applications
Control
Transport
Access
Services
IMS
IP / MPLS
Broadband
Narrowband
A
TV
STB
ATA
IPPhone
RDSI
POTS
Dual handsets
GSM/3G

A Fixed next generation access

Coverage	2005	2009
Spain		
Basic (1 MB)	89%	>90%
Standard (>10 MB)	49%	>70%
Premium (>25 MB)	-	>40%
Latam		
Basic (1 MB)	78%	>90%
Standard (>10 MB)	30%	>50%
Premium (>25 MB)	-	>20%

Selective deployment of new multimedia fixed access network through an optimized mix of technologies (ADSL2+, VDSL2, Fiber)

To support new P&S, we are evolving towards a shared broadband all-IP network

Innovation


NGN
Services and applications
Control
Transport
Access
Services
Mobile SoftSwitch
IMS
Fixed SoftSwitch
IP / MPLS
Broadband
Narrowband
B
PC
STB
ATA
IPPhone
RDSI
POTS
Dual handsets

B Mobile next generation access

Coverage*	2005	2009
Europe	50%	80%
Latam	5%	50%

Selective deployment of new mobile access network through an optimized mix of technologies (UMTS, HSxPA)

* Population coverage

To support new P&S, we are evolving towards a shared broadband all-IP network

Innovation


NGN
Services and applications
Control
Transport
Access
Services
Fixed Soft Switch
Broadband
Narrowband
TV
PC
ATA
IPPhone
POTS
C

C IP network evolution

- A single IP network for fixed and mobile services
  - Based on common backbone and O&M
  - Featured with IMS as a key element to:
    - Support all data, multimedia and convergent services
    - Differentiate level of QoS and security among customers

Common and integrated fixed-mobile network with higher level of intelligence

To support new P&S, we are evolving towards a shared broadband all-IP network

Innovation


NGN
Services and applications
Control
Transport
Access
Services
IP
D
Broadband
Narrowband

D **Fixed voice network evolution**

- TDM network investments frozen and secured
- Starting in 2007, an increasing number of new adds in new areas will be delivered via broadband

Progressive evolution towards voice over BB

To support new P&S, we are evolving towards a shared broadband all-IP network

Innovation


NGN
Services and applications
Control
Transport
Access
Services
IMS
IP / MPLS
Broadband
Narrowband
TV
PC
ATA
IPPhone
POTS
E

E **Customer network evolution**

- A more efficient model to manage customer network based on "plug & play" concept taking advantage of home networking possibilities (e.g. home plug, PLC, WiFi, ...)
- Additionally, new services will be delivered for the advanced digital home (e.g. domotics, tele-assistance services)

Plug & play multimedia customer network

Our shared NGN will also have a significant impact on our efficiency...

Efficiency

Economic benefits from NGN

- **Customer premises** (Opex reduction)
  - Foster self installation
  - One single visit for any installation activity
- **New access infrastructure** (Opex reduction)
  - Decrease in maintenance costs
  - Increase of automated processes
- **IP technology** (Optimization of Opex and Capex)
  - Single and simpler architecture to deliver all services
  - Remote monitoring

Network operating cost per access

Total 2005-09E change


-15/-20%
2005
2009E

Capex control

Capex to revenues


14.1%
No more than 13.0%
2005
2009E

... reinforced by a common vision and evolution of our IT systems ...

Efficiency

Infrastructures

Data centers and servers

- Reduced number of data centers in two macro-regions: Latam and Europe (from +50 to less than 8)

Desktop management

- Desktop services standardization (e.g. Distrito C)

Applications

Enterprise management systems

- Completed first phase of SAP (ERP) multi-company integration in Spain and in progress in Latam
- Extensive roll-out of management tools (e-procurement, HR)

Operating and commercial systems

- Progressive shared development of new systems: customer care and billing systems evolution (e.g. ATIS)

IT expenses over revenues

Total 2005-09E change


-15/-20%
2005
2009E

+

- **Productivity improvement**
- **Shorter time-to-market**
- **Higher flexibility**

... and an evolved procurement model to maximize savings in the purchase area

Efficiency

Procurement categorization

- Items classification in different categories:
  - Align business priorities with purchase process
  - Rationalize number and quality of suppliers
  - Avoid redundant activities

Shared purchase process

- Shared and unique purchase process to leverage our scale (volume of ~ EUR 24 bn in purchases – #1/#2 in global ranking):
  - Better pricing conditions
  - Faster access to new technologies

E-procurement

- Online e-commerce suite of tools for the whole company:
  - Cost savings (better prices and terms, less stock, fewer licenses and less maintenance)
  - Higher flexibility and faster time-to-market

We have achieved significant savings from integrating new companies*:
- **15% on first year of implementation**
- **5% recurrently every year**

* Based on past acquisitions experience

Motivated and talented people will make our common strategy a reality

Aligning management with company objectives ...

- Compensation based on Telefónica's share performance
  - 1,900 top managers
  - Indexed to relative performance versus FTSE global telecom index
  - Total compensation limited

... developing and retaining our talent ...

- Creation of the "Universidad Corporativa Telefónica"
- Career paths for key managers to develop individual capabilities
- Retention plans and special focus on maintaining knowledge and expertise from acquisitions

... while taking a step forward in our culture transformation

- Fostering a new working culture
  - Distrito C concept with non-exclusive and paper-free offices
  - Risk taking, innovation and entrepreneur encouragement
- Flatter organizational structures
  - Team work promotion
  - 360º evaluation for 100% of the managers

Content

Our new integrated management is...

01 ... driven by a shared customer value proposition

02 ... being developed based on a dual approach

03 **... allowing us to capture the maximum value from our scale and diversity**

The development of our horizontal strategic priorities will allow us to extract the maximum value from our scale and diversity

Shared customer value proposition

Horizontal actions to develop our strategic priorities…

- Customers
- Innovation
- Efficiency
- People

… will have a positive impact on:

- Revenues (+)
- OPEX (-)
- CAPEX (-)

This positive impact will be captured through 3 types of plans

- Business unit plans
- Country plans
- Latest acquisitions integration plans

The valuable results of our new integrated management

We will continue moving forward with our business unit plans started in 2004


Fixed
Mobile
Spain
Latam
Europe
Business unit plans

- Main business unit plans:
  - Mobile Latam regionalization
  - Fixed Latam regionalization (Candelaria)
  - Integration of Spanish fixed assets
  - Fixed Spain-Latam resources sharing
- Main common actions:
  - New P&S roadmap
  - Network and IT evolution
  - Resources sharing
    - Operating network centers
    - Services platforms
    - Support functions

Continuing previous efforts, we have launched new business unit plans sharing resources between fixed operations in Spain and Latam

IPTV services

Transfer of best practices ("Quick wins")

- TdE is transferring its knowledge in Imagenio service
  - Network deployment
  - Service operation
  - Commercial approach
- Lucent agreement is supporting platform development

Competence center (Future upgrades)

- A single competence center will be responsible for:
  - Services roadmap
  - Technical providers management
  - Commercial and operating best practice transferring

Reduction of time-to-market

Reduction of ~12 months in IPTV service launch, getting income in advance

Faster learning curve

Churn reduction ~1 p.p./month

Cost efficiency

Savings up to EUR 30M/year in platform evolution

FIFTH INVESTOR CONFERENCE

All business unit plans will deliver ~EUR 2.5 bn in operating cash flow

ESTIMATE



Business unit plans operating cash flow (OIBDA- CAPEX) 2006-2009
EUR Billion
~ 1.8
~ 0.4
~ 0.1
~ 0.2
~ 2.5
Mobile Latam regionalization
Fixed Latam regionalization (Candelaria)
Spain integration of fixed assets (TdE-TData-Terra)
Fixed Spain-Latam resources sharing
Total
Started in ...
(2004)
(2005)
(2005)
(2006)

Country plans will deliver the value from fixed and mobile cooperation


Fixed
Mobile
Spain
Latam
Europe
Country plans
Business unit plans

- Country plans in Spain, Brazil, Argentina, Chile, Peru, Colombia and Czech Republic
- Main common actions:
  - Roadmap for convergent P&S
  - Resources sharing
    - Sales channels
    - Network and IT infrastructures
    - Support functions

Spain plan: a clear example of fixed and mobile cooperation

Products and services

- **Convergent offer**
  - Creation of voice solutions for groups: integrated price plans based on flat rate VPNs
  - Internet anywhere
  - Video services from/to fixed/wireless
- **Loyalty program**: Introduction of TdE products in Movistar's loyalty program

Channels

- **Sales forces**: joint effort focused on win-back and cross-selling
- **Call Centers**: cross selling through transferring inbound calls
- **Retail**: joint management of retailers (portfolio, negotiation, logistics...)
- **On-line**: integration of homepages of three major commercial sites

Network

- Network elements sharing
- Integration of IP backbones
- Common IMS development
- Imagenio 3G

Support functions

- Centralized in t-Gestiona

IT

- Adjustments in commercial systems for provisioning and billing to deliver convergent products
- Homogenization of desktop management (Distrito C)
- One single maintenance contract

In the next six months 8 new convergent products will be launched

Collaboration channel efforts in execution stage

FIFTH INVESTOR CONFERENCE

All country plans will deliver ~EUR 1.5 bn in operating cash flow

ESTIMATE

Country plans operating cash flow (OIBDA-CAPEX) 2006-2009

EUR Billion


~1.0
~ 0.3
~0.2
~ 1.5
Spain
Latam*
Czech Republic
Total

* Includes Brazil, Argentina, Chile, Peru and Colombia

Latest acquisitions integration plans will deliver the value from our new scale

- Corporate functions alignment
- Coordinated management of services
  - Roaming
  - International traffic
- Resource sharing
  - Purchasing and R&D
  - New services development
  - Network and IT infrastructures


Fixed
Mobile
Spain
Latam
Europe
Business unit plans
Country plans
+
Telefónica
Latest acquisitions integration plans
O2
ČESKÝ TELECOM
telecom
Eurotel

FIFTH INVESTOR CONFERENCE

O_2 integration plan is running at full speed

		We have achieved significant milestones during the last four months ...	... and we continue working in additional efforts
Functional initiatives	Alignment of processes and systems	▪ Relevant progress in all functional teams: – Centralization of cash pooling – Single Brussels Office – Agreement in brand – Inclusion of O2 managers into compensation system based on share performance – First people exchange	▪ Full unification of functional processes
Business initiatives	Mobile	▪ Several work streams in place: – Joint cooperation agreements with major device suppliers – Launch first roaming service (e.g. "My Europe", joint promotions with TME for summer 2006 and high roamers proposition) – First integrated offer for multinational clients – Progressive portfolio alignment	▪ Product and services best practice transfer (e.g. ADSL, Genion, MVNO management, Airwave) ▪ Launch of additional segmented value propositions (e.g. foreigners) ▪ Continue working on take advantage of scale – Networks – Content – R&D
	Germany	▪ T.Deutschland fully integrated into O2	▪ Development of convergent DSL-Mobile offers ▪ Enhance position in business segment
	Cesky Telecom	▪ Cesky Telecom integrated into O2 organization	▪ Integration into O2 processes and systems ▪ New brand launch
	International traffic	▪ International traffic routed via TIWS	▪ Joint negotiation with international traffic wholesalers

Telefónica

Latest acquisitions integration plans will deliver ~EUR 1.3 bn in operating cash flow

ESTIMATE

Latest acquisitions integration plans operating cash flow (OIBDA-CAPEX) 2006-2009

EUR Billion


~ 1.1
~ 0.1
~ 0.1
~ 1.3
O2
ČESKÝ TELECOM
Eurotel
telecom
Total

Our scale and diversity will create ~EUR 5.3 bn in operating cash flow through the three types of plans

ESTIMATE

Operating Cash flow (OIBDA-CAPEX) 2006-2009

EUR Billion


~ 2.5
~ 1.5
~ 1.3
~ 5.3
24%
Capex
51%
Opex
25%
Revenues
Business unit plans
Country plans
Latest acquisitions integration plans
Total

These cash flows are included in the guidance provided by each business unit

FIFTH INVESTOR CONFERENCE

We have a rigorous follow-up scheme to control and measure the performance of the plans

	Plans	Main initiatives	OCF 2006-09
Business unit plans (2.5)	Mobile Latam regionalisation	Bell South integration; Network and devices; Etc	1.8
	Fixed Latam regionalisation (Candidato)	Data center consolidation; O&M centralisation; Etc	0.4
	Spain integration of fixed assets (TdE-TData-Terra)	TData integration; Terra integration; ERP systems integration	0.1
	Fixed Spain-Latam resources sharing	IPTV best practices transfer; ADSL solutions; Etc	0.2
Country plans (1.5)	Spain	Convergent products and services; Channels cooperation; Network and IT cooperation	1.0
	Latam	Convergent products and services; Channels cooperation; Network and IT cooperation	0.3
	Czech Republic	Convergent products and services; Channels cooperation; Network and IT cooperation	0.2
Latest acquisitions integration plans (1.3)	O2	Devices and infrastructures; Roaming wholesale; Etc	1.1
	Cesky Telecom	Roaming; Technology; IPTV launching	0.1
	Colombia Telecom	Commercial; Network and IT; Etc	0.1

- Specific teams
- Clear milestones
- Managers' compensation linked to achievements

In summary ...

- We have a new pragmatic and flexible integrated management driven by a shared customer value proposition as the best approach to:
  - Strengthen competitiveness
  - Deliver the benefits of convergent options
  - Capture growth opportunities

- Specific strategic horizontal actions around customers, innovation, efficiency and people are guiding our common evolution and will have a significant impact on our results

- To capture the value from our scale and diversity we have put in motion plans for cooperation and integration that will deliver EUR 5.3 bn in operating cash flow during the 2006-09 period

This distinctive approach enables the new Telefónica to deliver the best combination of growth and returns in the industry

Telefónica